Sillenger Exploration Corp.
7839 17th Street
Burnaby, British Columbia
Canada, V3N 1M1

Tel: (604) 521-2700

August 19, 2008

VIA EDGAR

United States
Securities and Exchange Commission
SEC Office of Small Business
100 F Street, NE
MAIL STOP 7010
Washington, DC 20549
USA

Re:	Sillenger Exploration Corp. (the “Company”)
File No. 333-152075
Response to Comment Letter of July 22, 2008

Ladies and Gentlemen:

The Company is submitting the enclosed amended registration statement on Form S-1 for review. This amendment addresses the commission's comments on the Company's S-1 filing as described in your letter of July 22, 2008. The SEC file number is 333-152075.

Please see our response memo attached to this letter. In this memo we identify each of the thirteen comments that you issued in your letter and explain how we addressed each comment. The new text additions to the registration statement have been marked with the tag on the official EDGAR filing. Since the amendments are relatively minor we have not provided paper copies. If the staff would like paper copies of the filing please advise the Company or our securities lawyer and we will furnish the paper copies as soon as possible.

If you have any questions please don't hesitate to contact our securities lawyer Joseph I. Emas at 305 531-1174.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission for taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We look forward to working with the staff to finalize our registration statement.

Yours truly,

Sillenger Exploration Corp.

Per:

/s/ Carolyne Sing

Carolyne Sing
Director, President (Principal Executive Officer), Principal Financial Officer and Principal Accounting Officer

Encls.

Response Memo

(Note: The text of the original SEC comments has been edited to reduce to provide a basic summary of the original comment.)

General

1.	Please eliminate all unclear disclosure.

The unclear disclosure has been located and correct.

Front Cover Page

Outside Front Cover Page of the Prospectus

2.
It appears that the selling securities holders intend to engage in a delayed or continuous offering of the securities being registered. If this is true please check the box to indicate that Rule 415 applies to this offering.

The box for Rule 415 has been checked.

Outside Front Cover Page of the Prospectus

3.	The legend required by Item 501(b)(7) of Regulation S-K is unclear. Please revise.

The legend has been corrected.

4.	Please revise to refer to the proper pages for the section entitled “Risk Factors.”

The correct page numbers for the Risk Factors have been entered.

Summary, page 6

5.	Please revise your disclosure to reflect that you are an exploration stage company, as opposed to a development stage company, and the concentrated geographic scope of your business operations.

The disclosure has been corrected to reflect that we are an exploration stage company with a concentrated scope of our business operations.

Determination of Offering Price, page 16

6.	Please revise your disclosure accordingly, and state whether you have had any discussions with any broker-dealers about making a market in your stock.

The disclose has been revised to state that we will contact a broker-dealer for sponsorship in order to obtain a listing on the OTC-BB and that we have not yet contacted a broker-dealer for such sponsorship.

Selling Shareholders, page 17

Footnotes, page 19

7.	Please revise your disclosure to remove this apparent inconsistency.

The incorrect disclosure that stated that “None of the Selling Shareholders are related to the directors or officers” has been removed.

Security Ownership of Certain Beneficial Owners and Management, page 23

8.	Please revise your disclosure to reconcile these inconsistencies, and provide the amount of shares outstanding as of the most recent practicable date.

The correct amount of shares (5,823,000) has been disclosed and this amount has been provided to the most recent practicable date.

Business Development, page 26

9.	Please revise your disclosure to this apparent inconsistency. Please also revise the reference to Ms. Sing as a “he” in the risk factor on page 11.

All instances where Ms. Sing is referred to as a “he” have been corrected.

Reports to Security Holders, page 31

10.	Please revise to correct the address of the SEC’s Public Reference Room.

The correct address of the SEC’s Public Reference Room has been disclosed.

Phase One and Phase Two Exploration Cost Review, page 35

11.	Please review of revise this table to ensure that you have included the total cost of each line item for both programs.

After a discussion with our consulting geologist, it has been determined that the cost of the Phase Two exploration cannot be fully determined until the Phase One exploration program has been completed. We have adjust the disclosure to only discuss costs for Phase One. As such, the table only shows Phase One costs.

Exhibits, page 50

12.	Please revise the disclosure under this caption to correct the first sentence and remove the second sentence.

The disclosure regarding Regulation S-K as been corrected. The statement that all exhibits have been previously filed has been removed. Exhibits that are now referred to by reference to the initial filing have also been indicated.

Signatures, page 53

13.	See Instruction 1 to Signatures of Form S-1.

The party signing the Form S-1 has been identified as defined by Instruction 1.